Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
China XD Plastics Company Limited:

We consent to the incorporation by reference in the registration statement (No. 333-167423 and No. 333-164027) on Form S-3/A of China XD Plastics Company Limited of our report dated June 1, 2020, with respect to the consolidated balance sheets of China XD Plastics Company Limited as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2019, which report appears in the December 31, 2019 annual report on Form 10-K of China XD Plastics Company Limited.

Our report dated June 1, 2020, on the consolidated financial statements, refers to a change in the method of accounting for revenue recognition as of January 1, 2018 and a change in the method of accounting for leases as of January 1, 2019.

/s/ KPMG Huazhen LLP

Beijing, China
June 1, 2020